EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in millions)	2016	2015	2016	2015
Earnings before income taxes	$3,311	$2,789	$8,944	$8,023
Fixed charges	316	272	934	653
Total earnings available for fixed charges	$3,627	$3,061	$9,878	$8,676

Fixed Charges:
Interest expense	$269	$229	$799	$530
Interest component of rental payments	47	43	135	123
Total fixed charges	$316	$272	$934	$653
Ratio of earnings to fixed charges	11.5	11.3	10.6	13.3

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.